Exhibit 99.(h.5)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Expense Cap/Reimbursement Agreement dated as of January 28, 2025, between Kirr, Marbach & Company, LLC (the “Adviser”) and Kirr, Marbach Partners Funds, Inc. (the “Company”) on behalf of the Kirr, Marbach Partners Value Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the level described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, from the date hereof until February 28, 2026, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated June 10, 2005 (as amended from time to time), and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses (on an annual basis) do not exceed 1.35% of the Fund’s average daily net assets.

The Adviser shall be entitled to recoup such amounts for a period of thirty-six months following the date on which such fee waiver or expense reimbursement was made, provided that the total operating expenses including such recoupment do not exceed the established cap on expenses for the year in which the recoupment is made.

KIRR, MARBACH & COMPANY, LLC

By:
Mickey Kim, Member

KIRR, MARBACH PARTNERS FUNDS, INC.

By:
Mark D. Foster, President